June 14, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bayview Financial Securities Company, LLC Amendment No. 3 to Registration Statement on Form S-3 File No. 333-131460

Ladies and Gentlemen:

The undersigned, Bayview Financial Securities Company, LLC (“Company”), hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. on June 16, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BAYVIEW FINANCIAL SECURITIES COMPANY, LLC

By: /s/ Stuart Waldman
Name: Stuart Waldman
Title: Vice President